UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

C&J ENERGY SERVICES LTD.

(Exact Name of Registrant as Specified in Charter)

Bermuda	000-55404	98-1188116
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Crown House, 2nd floor

4 Par-la-Ville Rd

Hamilton HM08 Bermuda

(Address of Principal Executive Offices)

Danielle Hunter, Vice President – Corporate & Compliance and Associate General Counsel, 713-325-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-l under the Securities Exchange Act (17 CFR 240.13p-l) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

C&J Energy Services Ltd. (including its subsidiaries, the “Company”) has evaluated its current product lines and determined that, during the 2015 calendar year, certain products that the Company manufactured for sale to third parties contained “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act), and that such conflict minerals were necessary to the functionality or production of those manufactured products. Therefore, the Company conducted the due diligence inquiry required by Rule 13p-1 (herein so called) under the Securities Exchange Act of 1934, including by reaching out to its suppliers to provide information on the origin of any conflict minerals contained in the materials supplied to the Company, including the sources of conflict minerals that are supplied to them from sub-tier suppliers.

Item 1.02 Exhibit

The Company has filed a copy of the Company’s Conflict Minerals Report as Exhibit 1.01 hereto, as required by Items 1.01 and 1.02 of Form SD. A copy of the Conflict Minerals Report is also publicly available through the Company’s website at www.cjenergy.com. Information contained on or available through the Company’s website is not a part of or incorporated into this Form SD or any other report that the Company may file with or furnish to the U.S. Securities and Exchange Commission.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

C&J ENERGY SERVICES LTD.
(Registrant)

By:	/s/ Brian Patterson
Name:	Brian Patterson
Title:	Corporate Secretary

Date: May 31, 2016